Exhibit (m)

SOMERLEY LIMITED
10/F., The Hong Kong Club Building, 3A Chater Road, Central, Hong Kong
Telephone: 2869 9090 Fax: 2845 0614 E-Mail: somerley@somerley.com.hk

HSBC Global Asset Management (Hong Kong) Limited

Manager of HSBC China Dragon Fund

HSBC Main Building

1 Queen’s Road Central

Hong Kong

20 July 2012

Dear Sirs,

ONE-OFF REDEMPTION OFFER

We refer to the circular (the “Circular”) dated 20 July 2012 to the independent unitholders of HSBC China Dragon Fund in connection with the above. We hereby consent and confirm that we have not withdrawn our consent to the issue of the Circular with the inclusion of our letter of advice and opinion as set out in the Circular and references to our name in the form and context in which they respectively appear.

Yours faithfully,

for and on behalf of

SOMERLEY LIMITED

/s/ Martin Sabine	/s/ David Ching
Martin Sabine	David Ching
Chairman	Director